Exhibit 12a
UNS Energy Corporation
Computation of Ratio of Earnings to Fixed Charges

	6 Months Ended	12 Months Ended
	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2013	2012	2011	2010	2009	2008
	Thousands of Dollars
Fixed Charges:
Interest on Long-Term Debt	$35,954	$71,126	$71,909	$73,217	$65,020	$58,134	$70,227
Other Interest (1)	(47)	916	1,954	2,535	1,651	3,468	1,837
Interest on Capital Lease Obligations	13,554	31,902	36,593	44,874	52,540	53,682	57,272
Estimated Interest Portion of Rental Expense	311	656	691	926	240	345	188
Total Fixed Charges	$49,772	$104,600	$111,147	$121,552	$119,451	$115,629	$129,524
Net Income	$45,963	$104,132	$90,919	$109,975	$112,984	$105,901	$16,955
Add:
Losses from Equity Investees	—	7	7	—	5,570	1,834	713
Income Tax Expense	11,033	46,442	55,727	66,951	76,921	63,232	18,747
Total Fixed Charges	49,772	104,600	111,147	121,552	119,451	115,629	129,524
Total Earnings before Taxes and Fixed Charges	$106,768	$255,181	$257,800	$298,478	$314,926	$286,596	$165,939
Ratio of Earnings to Fixed Charges	2.145	2.440	2.319	2.456	2.636	2.479	1.281

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction and Loss on Extinguishment of Debt.